Exhibit 99.3

ASX ANNOUNCEMENT
3 November 2023

Company Announcements Office
Australian Securities Exchange
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Results of 2023 Annual General Meeting

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001 (Cth), the results of the resolutions put to shareholders at today’s ioneer Ltd Annual General Meeting are included in the attached document.

Please see attached.

All discretionary proxies appointing the Chairman were voted in favour of each of resolutions 2 to 6.

All resolutions were carried.

This announcement was authorised for release by the the Company Secretary of ioneer Ltd.

Ian Bucknell
Company Secretary
ioneer Ltd

ioneer Ltd. (ASX: INR)          Suite 16.01, 213 Miller, North Sydney, NSW 2060 T: +61 2 9922 5800 W: ioneer.com ABN: 76 098 564 606

Ioneer Ltd
Annual General Meeting
Friday, 03 November 2023
Results of Meeting

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Resolution Result	If s250U applies
Resolution	Resolution Type	For	Against	Proxy's Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
2. To Adopt the Remuneration Report	Ordinary	717,926,065 84.76%	122,175,021 14.42%	6,867,770 0.81%	1,783,169	725,641,365 83.31%	145,385,999 16.69%	8,783,169	Carried	No
3(a) Re-election of Director - Rose McKinney-James	Ordinary	939,747,749 97.83%	11,648,834 1.21%	9,238,715 0.96%	559,665	980,083,321 98.83%	11,648,834 1.17%	559,665	Carried	NA
3(b) Re-election of Director - Margaret R. Walker	Ordinary	948,097,234 98.69%	3,396,309 0.35%	9,203,715 0.96%	497,665	988,397,806 99.66%	3,396,309 0.34%	497,665	Carried	NA
4(a) Approval of issue of performance rights to James D. Calaway in lieu of Directors' fees	Ordinary	829,952,438 92.06%	64,811,244 7.19%	6,802,160 0.75%	949,255	860,726,455 92.30%	71,811,244 7.70%	1,074,255	Carried	NA
4(b) Approval of issue of performance rights to Alan Davies in lieu of Directors' fees	Ordinary	934,601,554 97.53%	16,888,074 1.76%	6,779,160 0.71%	526,175	972,352,571 98.29%	16,888,074 1.71%	651,175	Carried	NA
4(c) Approval of issue of performance rights to Stephen Gardiner in lieu of Directors' fees	Ordinary	934,568,954 97.28%	16,861,674 1.76%	9,221,160 0.96%	532,175	974,761,971 98.30%	16,861,674 1.70%	657,175	Carried	NA
4(d) Approval of issue of performance rights to Rose McKinney-James in lieu of Directors' fees	Ordinary	934,542,664 97.51%	16,998,684 1.77%	6,821,160 0.71%	431,295	972,335,681 98.28%	16,998,684 1.72%	556,295	Carried	NA
4(e) Approval of issue of performance rights to Margaret R. Walker in lieu of Directors' fees	Ordinary	934,460,564 97.51%	16,999,604 1.77%	6,831,660 0.71%	501,175	972,264,081 98.28%	16,999,604 1.72%	626,175	Carried	NA
5. Approval of Grant of Performance Rights to Bernard Rowe	Ordinary	817,616,289 89.79%	86,123,376 9.46%	6,894,160 0.76%	48,159,138	855,482,306 90.85%	86,123,376 9.15%	48,284,138	Carried	NA
6. Approval of Grant of Performance Rights to James D. Calaway	Ordinary	760,234,319 84.35%	134,143,122 14.88%	6,944,160 0.77%	1,200,856	766,864,358 82.26%	165,429,100 17.74%	1,325,856	Carried	NA

* Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.